FORM 4                                    OMB APPROVAL

|_|Check this box if no longer                    OMB Number      3235-0287
subject to Section 16 Form 4                      Expires: December 31, 2001
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                   Filed pursuant to Section 16(a) of the
 Securities Exchange Act of 1934, Section 17(2) of the Public Utility See
    Instruction 1(b) Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940

                          (Print or Type Responses)


------------------------------------------   --------------------------------------------   ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
    Warren    Roy        G.                      China Premium Food Corporation                _X__   Director   ____  10% Owner
                                                                                               _X_   Officer (give title below)
------------------------------------------   -------------------  -----------------------      ___   Other  (specifty below)
    (Last)    (First)    (Middle)            3.  IRS or Social    4.  Statement for            CEO
c/o China Premium Food Corporation               Security Number      Month/Year            ---------------------------------------
11300 US Highway 1, Suite 202                    of Reporting         1 / 2001              7. Individual or Joint/Group Filing
------------------------------------------       (Voluntary)      -----------------------      (Check Applicable Line)
   (Street)                                                       5.  If Amendment,         _X_ Form filed by One Reporting Person
                                                                      Date of Original      ___ Form filed by More than One
North Palm Beach    FL        33408                                   (Month/Year)              Reporting Person
------------------------------------------   -------------------  -----------------------   ---------------------------------------
(City)              (State)   (Zip)

                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                         --------------------------------------------------------------------------------
----------------------- ------------ ------------- ---------------------------------- ------------------ ------------  ------------
1.  Title of Security   2.Trans-     3.            4.  Securities Acquired (A)        5. Amount of       6. Owner      7. Nature of
      (Instr. 3)        action          Trans-     or Disposed of (D)                 Securities         -ship         Indirect
                        Date            action     (Instr. 3, 4 and 5)                Beneficially       Form:         Beneficial
                                        Code                                          Owned at           Direct (D)    Ownership
                                        (Instr. 8)                                    End of Month       Indirect (I)  (Instr. 4)
                        (Month/                                                       (Instr. 3 and 4)   (Instr. 4)
                         Day/
                         Year)

                                     ------------- ----------------------------------
                                     ------ ------ ------------ ------ --------------
                                     Code     V       Amount    (A)or     Price
                                                                 (D)
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  ------------
Common Stock            11/28/00     P             25,000        A       $0.60                           I             family
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  ------------
Common Stock            1/02/01      P              5,000        A       $0.29                           I             family
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  ------------
Common Stock            1/23/01      P             10,000        A       $0.29        747,414            D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  ------------
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  ------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).
SEC 1474 (7-96)


FORM 4 (continued)         Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

---------------- --------- -------- -------- ------------------ ------------- ------------------- -------- --------- ------- ------
1.Title of Deri- 2.Conver- 3.Trans- 4.Trans- 5.Number of Deriv- 6.Date Exer-  7.Title and Amount  8.Price  9.Number  10.Own- 11.Nat
vative Security  sion or   action   action   ative Securities   cisable and   of Underlying Sec-  of Deri- of Deri-  ership  ure of
(Instr. 3)       Exercise  Date     Code     Acuired (A) or     Expiration    uritieis            vative   vative    Form of Benefi
                 Price of  (Month   (Instr.  Disposed of (D)    Date          (Instr. 3 and 4)    Security Securit-  Deriva-  cial
                 Deri-     Day/      8)      (Instr. 3,4 and 5) (Month/Day                        (Inst.5) ies Bene-  tive   Indir-
                 vative    Year)                                Year)                                      ficially  Securi-  ect
                 Security                                                                                  owned at  ty: Di- owner-
                                                                                                           end of    rect(D) ship
                                                                                                           Month     or In-  (Inst.
                                                                                                           (Instr.4) dirct(I)  4)
                                                                                                                     (Inst.
                                                                                                                       4)
                                    -------- ------------------ ------------- -------------------
                                    ---- --- -------- --------- ----- ------- ------- -----------
                                                                Date  Expir-  Title   Amount or
                                                                Exer- ation           Number of
                                    Code  V    (A)       (D)    cis-  Date            Shares
                                                                able
---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----
Employee Stock Option
 (right to buy)
------------------------------------------------------------------------------------------------------------------------------------

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- -----
Explanation of Responses:



By: /s/ Roy G. Warren  2-12-01

**Signature of Reporting Person Date

**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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